FORM 12b-25
                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

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                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING
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                                (Check One):

(X) Form 10-K  ( )  Form 20-F  ( ) Form 11-K  ( ) Form 10-Q  ( ) Form N-SAR

For the period ended December 29, 1996    Commission file number 1-6680



PART I - REGISTRANT INFORMATION

          Kenwin Shops, Inc.
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(Full Name of Registrant)

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(Former Name if Applicable)

          4900 Highlands Parkway
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(Address of Principal Executive Office)

          Symrna, GA  30082
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(City, State and Zip Code)



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
[ X ] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's staement or other exhibit required by Rule 12b-25(c) has been attached if applicable



Part III - NARRATIVE

As reported in Kenwin Shops, Inc.'s ("Company") filing on Form 8-K dated December 5, 1996, the shareholders of the Company, at a special meeting held November 21, 1996, among other things, acknowledged the resignation of the Company's former Directors. The shareholders elected a new Board including Richard Moskowitz, a long-time employee of the Company, as a Director, and Donald Weiner was elected Chairman of the Board of Directors.

Upon conclusion of the meeting, the new Board of Directors elected as officers of the Company Richard Moskowitz as President and Ken Sauer, another long-term employee, as Secretary and Treasurer, and Donald Weiner as Chief Executive Officer.

On December 3, 1996, Richard Moskowitz resigned as President. Kenneth Sauer was appointed to serve as interim President and as a Director. Evelyn Kelly was appointed Vice President.

In late January, two weeks prior to the start of the Company's annual audit, Kenneth Sauer resigned from the Company. In addition to his duties as interim President, he was the Company's Chief Accounting and Financial Officer and prepared the Company's required filings with the Commission.

Donald Weiner has assumed Kenneth Sauer's responsibilities as President. Richard Pedone, who was not employed previously by the Company, has been named interim Chief Financial Officer. He is currently employed by D & A Funding, a related party, as Controller.

Most of the preparation for the annual audit was not completed prior to Kenneth Sauer leaving the Company. The Company cannot file the annual report on Form 10-K on a timely basis (due March 31, 1997) without unreasonable effort and expense. The Company believes that the report can be completed by April 14, 1997.



PART IV - OTHER INFORMATION

1.      Person to contact in regard to this Notification:

        Richard Pedone              516             249-3344
        -----------------         ----------     --------------
        (Name)                    (Area Code)    (Telephone Number)

2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                       (X) Yes    ( ) No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

                                       ( ) Yes    (X) No


                              KENWIN SHOPS, INC.

has caused this Notification to be signed on its behalf by the undersigned thereunto duly authorized.


DATE:     3/27/97                  BY:  /s/ Donald Weiner
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                                        Donald Weiner
                                        President and
                                         Chief Executive Officer


DATE:     3/27/97                       /s/ Richard Pedone
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                                        Richard Pedone
                                        Principal Financial Officer